GLOBAL BIOTECH CORP.
                            3810 St Patrick Suite 2D
                            Montreal, Quebec H4E 1A4
                       Tel: 514-935-8589 Fax: 514-339-1111
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May 31, 2007

Via FAX and Posted on EDGAR

Securities And Exchange Commission
ATTN:  Mr. Daniel L. Gordon, Accounting Branch Chief

RE: Sword Comp Soft Corp.
Form 10-KSB for the fiscal year ended November 30, 2005
File No. 0-33271

Dear Mr. Gordon:

Pursuant to your letter of March 14, 2007:

1) Note 5.   Investment - Footnote revised as per you comment.

On May 29, 2000 the Company issued 35,700,000 shares of common stock to Millenia Hope, Inc. in exchange for 5 million shares of common stock of Millenia Hope, Inc. and 5 million warrants which expired, unexercised, as of November 30, 2004. The 5 million shares were valued at $129,478 based on the cost of the assets acquired by Millenia Hope, Inc. from Sword Comp-Soft at that time and not the fair market value of the shares. The valuation of this investment from period to period, has been based on the original valuation.

2) Note 13. The following is an analysis of paragraph 17 of SFAS 141 and how it relates to our response to your prior comment 12.

A,B) Currently there is an organized group of minority shareholders who, in combination, control a majority of the issued common shares. After the transaction has been consummated, there will be a different group of shareholders who control a majority of the issued common shares. In essence, there is no change in the ownership structure of the Company from, prior to and after, the contemplated transaction.

C,D) The governing body of the Company remains the same. As part of the transaction it was agreed that neither the Board of Directors nor the senior management would include anyone from Advanced Fluid Technologies (`'AFT"), the company selling the equipment and acquiring the Company's shares. Furthermore; it was agreed that AFT would vote their shares in support of management's slate of nominees for the Board of Directors for a period of 2 years, commencing with the finalization of the agreement. Also, should AFT sell a majority of its stock , in a private transaction to an individual or a related group of individuals, that, as part of the agreement of that sale, it would stipulate that the aforementioned conditions would apply to the buyer (s).

e) This transaction is not an exchange of equity securities. The Company is exchanging equity securities and debt forgiveness for tangible assets at a mutually agreed upon market value.

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The Company further acknowledges that

     - the company is responsible for the adequacy and accuracy of the disclosure in the filing;

     - staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

     - the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


The Company will be posting this response on the Edgar system by June 4, 2007. Should these changes be deemed acceptable, the Company will issue a 10 KSB-A for the year ended November 30, 2005 incorporating said changes. Thank you in advance.


Sincerely,

/s/ Louis Greco
Louis Greco
President
Global Biotech Corp.